Via Facsimile and U.S. Mail
Mail Stop 4720

September 22, 2009

Kevin M. Shook
Chief Financial Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, PA 17603

      Re: Eastern Insurance Holdings, Inc.
                   Form 10-K for the Year Ended December 31, 2008
                   Filed on March 13, 2009
                   Definitive Proxy Statement filed April 10, 2009
                   File No. 001-32899

Dear Mr. Shook:

      We have reviewed your August 17, 2009 response to our July 6, 2009 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Reserves for Unpaid Loss Adjustments, and LAE, page 37</u>

1. Please refer to your proposed disclosure in response to our prior comment number five. For each fiscal year, you stated that favorable loss development is attributable to actual loss development being lower than historical loss development experience. Please revise to include a quantitative analysis of the key factors that compromise the actual and historical loss development. Further, please revise your proposed

disclosure to disaggregate and quantify the amount of loss development attributable to accident years cited in your response.

"Other Than Temporary" Investment Impairments, page 44

2. We have reviewed your response to our prior comment number seven and have the following comments:

   a.   We note you have excluded mortgage backed securities, collateralized mortgage backed securities, and commercial mortgage backed securities. It is unclear why this is appropriate. Please revise your disclosure to include the requested information for these asset backed securities.

   b.   Please revise to disclose the years of issuance by asset type.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Results of Operations
Run-Off Specialty Reinsurance
Losses and LAE, page 55

3. Please refer to your revised disclosure in response to our prior comment number ten. It is unclear how the factors cited resulted in unfavorable loss reserve development. Please revise your disclosure to clearly explain your rationale for increasing the loss reserves as a result of the information obtained during the audit.

Notes to Consolidated Financial Statements
Investments, page 88

4. Please refer to your response to our prior comment number 11. Please revise your disclosure to include the information provided in your response, so that it is wholly transparent to an investor.

                              *   *   *

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

        You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant